April 10, 2105

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Attn:	Dieter King
David Lin

Re:	CommunityOne Bancorp - Amendment No. 1 to Form S-3 Resale Registration Statement
Filed March 30, 2015; File No: 333-202617

Dear Mr. Lin:

This letter constitutes the response of CommunityOne Bancorp, Charlotte, N.C. (the “Company”) to the letter, dated April 9, 2015, from the Division of Corporation Finance (“Division”) of the Securities and Exchange Commission (“Commission”), commenting on the above-referenced Registration Statement on Form S-3 of the Company relating to the resale of up to 12,388,411 shares of the Company common stock, no par value per share. We have reproduced the Division comment below, followed by the Company’s response.
Selling Shareholders, page 12

1.	We note your response to our comment. Please tell us whether any of the following selling shareholders are affiliates of broker-dealers:

•	CCF FNBN, LLC

•	Cohesive Capital Partners, L.P.

•	McKenney Investments, LLC

•	Newbury Equity Partners II, L.P.

•	Oak Hill Capital Partners III, L.P.

•	Oak Hill Capital Management Partners III, L.P.

•	Pantheon Global Co-Investment Opportunities Funds, LP

With respect to any selling shareholder that is an affiliate of a broker-dealer, in the prospectus please disclose this status and state whether at the time of the purchase of the securities to be resold, the shareholder purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly with any person to distribute the securities. If you are not able to so represent, please identify the selling shareholder as an underwriter.

As we noted in our letter to the Division on March 30, 2015, we conducted appropriate inquiries of the Selling Shareholders (as defined in the prospectus) and can advise the Staff that the following Selling Shareholders are not affiliated with a broker-dealer:

•	CCF FNBN, LLC

•	Cohesive Capital Partners, L.P.

•	McKenney Investments, LLC

•	Newbury Equity Partners II, L.P.

As we noted, Pantheon Global Co-Investment Opportunities Fund, LP advised us that its parent company owns a subsidiary that is structured as a limited purpose broker-dealer for which no additional disclosure is required.

As we also noted, Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, “Oak Hill”) own less than five percent of the outstanding shares of Hilltop Holdings, Inc. (“Hilltop”), which in turn owns one or more broker-dealers. Oak Hill acquired its stake in Hilltop through its investment in SWS Group, Inc. (which was acquired by Hilltop on January 1, 2015) and may have been deemed an affiliate of a broker-dealer at the time of its December 2014 investment in the Company because of its investment in SWS Group, Inc., which had broker-dealer subsidiaries. However, because Oak Hill currently owns less than five percent of the outstanding shares of Hilltop Holdings, they are no longer affiliated with a broker-dealer and so no additional disclosure is required at this time.

In responding to the above comments of the Division, we hereby acknowledge:
•Should the Commission or Division staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•The action of the Commission or the Division staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the
United States.

We trust that the Company has responded adequately to the Division’s comments. If you have any questions about the responses, or need additional information, please contact me at (980)-819-6213.

Sincerely,
/s/ Beth S. DeSimone
Beth S. DeSimone
Executive Vice President and General Counsel